SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 5)

                                 DONNKENNY, INC.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                    258006204
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                                 (CUSIP Number)

                                 Daniel H. Levy
                               C/o Donnkenny, Inc.
                                  1411 Broadway
                            New York, New York 10018
                                 (212) 790-3900

                             With a copy to

                             Harvey Horowitz
                             Mintz & Gold LLP
                             444 Park Avenue South
                             New York, New York 10016
                             (212) 696-4848

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(Name, Address and Telephone Number of Person Authorized to receive Notices and
                                Communications)

                                November 1, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 258006204                                                          -2-
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Daniel H. Levy
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      [PF]
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     914,939
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            914,939
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      914,939
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.95%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 258006204                                                          -3-

            This Amendment No. 5 to the Schedule 13D filed on behalf of Daniel
H. Levy ("Levy") (a "Reporting Person") on November 6, 2000, as amended by Amendment No. 1 filed on January 17, 2001, Amendment No. 2 filed on February 27, 2001, Amendment No. 3 filed on March 7, 2002 and Amendment No. 4 filed on November 25, 2003 is being filed in connection with the prior grant to Mr. Levy of options to purchase 65,051 shares of Donnkenny, Inc. common stock by that Company in exchange for an agreement by Mr. Levy to reduce his annual salary from that Company. Those options to purchase 65,051 shares of Donnkenny, Inc. common stock become exercisable on January 1, 2005 and are considered to be beneficially owned by Mr. Levy, for the purposes of this filing, sixty days prior to the date said options become exercisable. The granting of these options was previously reported by Mr. Levy by the filling of a Form 4 on July 15, 2004. The principal office of Donnkenny, Inc. (the "Corporation") is located at 1411 Broadway, New York, NY 10018.

            This Amendment No. 5 amends Item 5 of Schedule 13D

ITEM 1. SECURITY AND ISSUER

        No Change

ITEM 2. IDENTITY AND BACKGROUND

        No Change

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        No Change

CUSIP No. 258006204                                                          -4-

ITEM 4. PURPOSE OF TRANSACTION

        No Change

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) According to the Corporation's Proxy Statement for 2004, as of August 9, 2004, the Corporation had issued and outstanding 4,367,417 shares of Common Stock. Levy is the beneficial owner of 914,939 shares of Common Stock or 20.95% of the outstanding Common Stock, consisting of 806,138 shares of Common Stock owned directly, 43,750 shares of Common Stock which Levy has a right to acquire pursuant to presently exercisable stock options and 65,051 shares of Common Stock which Levy has a right to acquire on January 1, 2005 pursuant to stock options granted to Levy on July 16, 2004.

            (b) Levy has the sole power to vote, or to direct the vote of, 914,939 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 914,939 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock.

            (c) There have been no transactions effected of shares of Common Stock of the Corporation by Levy within the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        No Change

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None

Signature.

CUSIP No. 258006204                                                          -5-

            After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2004


                                                         /s/ Daniel H. Levy
                                                         -----------------------
                                                             Daniel H. Levy